January 5, 2021

VIA EDGAR

Todd K. Schiffman

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bright Lights Acquisition Corp. Registration Statement on Form S-1 File No. 333-251513

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Bright Lights Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on January 6, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 150 copies of the preliminary prospectus dated January 4, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

JEFFERIES LLC
MOELIS & COMPANY LLC
as representatives of the several underwriters

JEFFERIES LLC

By:	/s/ Tina Pappas
Name:	Tina Pappas
Title:	Managing Director

MOELIS & COMPANY LLC

By:	/s/ Steven R. Halperin
Name:	Steven R. Halperin
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]